Exhibit 2

For Immediate Release	5 July 2006

WPP GROUP PLC (“WPP”)

Wunderman acquires digital consultancy ZAAZ, Inc. in US

WPP announces that its wholly-owned operating company, Wunderman, the global relationship marketing network, has agreed to acquire the business of ZAAZ, Inc. (“ZAAZ”), a leading digital consultancy providing web strategy, design, development, user experience, analysis and optimization services.

Founded in 1998 and based in Seattle, Washington, with an office in Portland, Oregon, ZAAZ employs 65 people. ZAAZ’s clients include Alcoa, Converse, Expedia, Microsoft and Qwest.

ZAAZ’s unaudited revenues for the year ended 31 December 2005 were US$9.2 million with net assets at the same date of US$1.6 million.

This	investment continues WPP’s strategy of developing its networks in fast-growing and important markets and sectors.

Contact:
Feona McEwan, WPP	44-20 7408 2204
www.wpp.com